Exhibit 12.2

Duke Realty Limited Partnership

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Unit Distributions

(Dollars in thousands)

	Three Months Ended March 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Income from continuing operations less preferred distributions	$18,892	$18,756	$106,321	$103,059	$96,695	$106,591
Preferred distributions	18,363	71,426	58,292	56,419	46,479	33,777
Interest expense	52,068	199,241	175,429	170,766	106,203	98,086

Earnings before fixed charges	$89,323	$289,423	$340,042	$330,244	$249,377	$238,454

Interest expense	$52,068	$199,241	$175,429	$170,766	$106,203	$98,086
Interest costs capitalized	7,499	53,456	59,167	36,260	9,510	5,961

Total fixed charges	$59,567	$252,697	$234,596	$207,026	$115,713	$104,047

Preferred distributions	$18,363	$71,426	$58,292	$56,419	$46,479	$33,777

Total fixed charges and preferred distributions	$77,930	$324,123	$292,888	$263,445	$162,192	$137,824

Ratio of Earnings to Fixed Charges	1.50	1.15	1.45	1.60	2.16	2.29

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.15	N/A	1.16	1.25	1.54	1.73

N/A – the ratio is less than 1.0; deficit of $34.7 million exists for the year ended December 31, 2008. The calculation of earnings includes $308.8 million of non-cash depreciation expense.